UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): March 3, 2026

TerraCycle US Inc.

(Exact name of registrant as specified in its charter)

Delaware	82-2479091
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

121 New York Avenue

Trenton, NJ 08638

(Mailing Address of principal executive offices)

(609) 656-5100

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Class A Preferred Stock

Item 3. Material Modification to Rights of Securityholders

Certificate of Amendment

On March 5, 2026, Terracycle US Inc. (the “Company”), filed a certificate of amendment to the Company’s Certificate of Incorporation with the Secretary of State of the State of Delaware to among other actions, authorize additional shares of the Company’s stock. The Company is now authorized to issue a total of 115,226,800 shares, consisting of:

•	82,613,400 shares of Common Stock, par value of $0.0001per share; and
•	32,613,400 shares of Preferred Stock, par value of $0.0001 per share (of which 19,617,300 shares are designated as Non-Voting Class A Preferred Stock and 12,500,000 shares are designated as Non-Voting Class B Preferred Stock).

A copy of the Certificate of Amendment is filed as Exhibit 2.3 to this current report on Form 1-U.

Item 7. Departure of Certain Officers

Effective March 3, 2026, Ramy Elsisi became the new Chief Financial Officer (“CFO”) of TerraCycle, Inc. (the “Parent Company”) and in his role as CFO of the Parent Company will also serve as the CFO and Principal Accounting Officer of TerraCycle US Inc. (the “Company”). He succeeds, Javier Daly, who has been serving as our interim Principal Financial and Accounting Officer since January 1, 2026.

Mr. Elsisi has been consulting with the Company since January 28, 2026, and prior to the Company, Ramy was the CFO and COO of Adheretech, a private equity backed medical technology company from July 2023 to December 2025. He oversaw finance, capital raises, operational improvements, exit readiness, HR and IT.  Prior to Adheretech, he served as Head of Commercial FP&A at Otsuka Pharmaceutical Companies (U.S.) from May 2021 to June 2023. In that role he spearheaded enterprise-wide performance and companywide transformation initiatives for the pharmaceutical business across CNS, Nephrology and Digital Health. Prior to that, he held successive leadership roles in life sciences businesses across pharmaceuticals and consumer health products at J&J, Merck and Bayer from 2006 – 2021 (including the Finance Lead for the Allergy Cough & Cold Business Unit, Head of US Sales Finance, Global Lead of R&D finance, Regional CFO for LA, Canada & Western Europe, Global Finance Lead Upper Respiratory Franchise, and Head of Global FP&A). Ramy has a strong track record of scaling businesses, strengthening cash flow and EBITDA performance, leading complex transformations, and partnering closely with management and boards. Ramy has an MBA in Finance and International Business, and a BS in Accounting and Economics, both from Ramapo College of New Jersey.

Exhibit Index

Exhibit No.	Description
2.4	Second Certificate of Amendment to the Certificate of Incorporation
6.14	Employment Agreement (Elsisi)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRACYCLE US INC.

By:	/s/ Tom Szaky
Name:	Tom Szaky
Title:	Chief Executive Officer

Date:	March 6, 2026